

May 12, 2021

BY EMAIL

Brian Stallworth, Esquire
Transamerica Life Insurance Company
Office of the General Counsel
4333 Edgewood Road, NE
Cedar Rapids, IA 52499

Re: Transamerica Life Insurance Company
       Transamerica Structured Index Advantage Annuity
       Initial Registration Statement on Form S-1
       File No. 333-252949

Dear Mr. Stallworth:

The staff has reviewed the above-referenced initial registration statement filed by the Transamerica Life Insurance Company (the "Company") under the Securities Act of 1933, on January 15, 2001 and amended on March 12, 2021, for the Transamerica Structured Index Advantage Annuity (the "Policy"). All capitalized terms not otherwise defined herein have the respective meanings given to them in the amended registration statement.

General

1. Please confirm that all missing information, including all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information. Please also note that since the registration statement will go effective 135 days after end of the Company's last fiscal year end, interim financial statements as required by Rule 3-12 of Regulation S-X will need to be included.

2. Where a comment is made with regard to disclosure in one location of the registration statement, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

3. Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policy.

4. We note that the formulas associated with Interim Value adjustments for the Index Allocation Options offered in this Policy are highly complex and the staff believes not likely to be understood by most investors. The number of Index Allocation Options offered, both conventional and novel, such as "Best Entry" and "Buffer Auto Reset," further add levels of complexity that investors are unlikely to understand. When revising this registration statement, please consider the appropriateness of these levels of complexity and revise the disclosure so that the features and the loss potential of each Option are clearly and fully disclosed in the prospectus. In particular, before details of how each Index Allocation Option operates, please provide an easy to understand summary of how the Option will protect against losses and/or enhance performance. Please also explain supplementally how the Company determined that the level of complexity in this product is appropriate for investors seeking a long-term retirement savings product.

EDGAR Cover Page

5. The title of the securities to be registered should be "Individual Flexible Premium Deferred Indexed-Linked Annuity and interests therein."

Prospectus Cover Page

6. Please add a statement that the prospectus describes all material terms of the Policy, including material state variations.

7. Please state that each Index Account Option has a Cap, Participation Rate or other feature (*e.g.*, Value Trigger) that determines the amount of positive Index rate of return that may be credited to the investment for a Crediting Period. Please also state that these rates place a limit on any positive Index rate of return that may be used to calculate the return for a Crediting Period, and, in turn, limit the amount that may be credited to the investment for a Crediting Period.

8. The disclosure states, "You may lose money, including a significant amount of your principal investment." Please add ". . . and earnings from prior periods that are reinvested, and your loss can become greater in the case of a withdrawal due to withdrawal charges and adjustments imposed on a withdrawal if the withdrawal is made before the end of a Crediting Period."

9. Please disclose that the obligations under the Policy are subject to the creditworthiness and claims paying ability of the Company.

10. Please add a prominent statement that due to the withdrawal charges, the Policy is not appropriate for prospective purchasers who plan to take withdrawals in excess of the surrender charge-free amount (including systematic withdrawals) or surrender the Policy during the six years after the initial (or any additional) premium payment. Please also prominently state that partial withdrawals, full Surrender, payment of the death benefit and annuitization during a Crediting Period could significantly reduce the values received under

the Policy and the amount credited at the end of a Crediting Period due to proportionate adjustments to the investment base, withdrawal charges and the Interim Value adjustment. In addition, please state that these charges and adjustments could reduce the amount received to less than the protection provided by the Downside Protection features of the Indexed Account Options offered under the Policy. We note there is prominent disclosure later in this prospectus on these points. Please add such disclosure to the cover as well.

11. Please disclose whether the amount refunded upon cancellation (Policy Value) is subject to the Interim Value adjustment. Also, please state that no withdrawal charge applies upon cancellation, if true. Please make these clarifications in each place in the prospectus where the right to cancel provision is discussed (*e.g.*, Risk of Loss During Cancellation Period and Right to Cancel Period).

Summary

12. In each section of the Summary, please cross-reference more detailed discussion later in the prospectus. For instance, including a cross-reference to "State Variations" in the "Right To Cancel Period" and "Interim Value Adjustment" in the "Crediting Periods" discussions.

13. Buying the Policy (page 1). Please revise the fourth item entitled "Choose Your Optional Benefits (If Desired)." This discussion should only refer to the one optional benefit that can be elected (*i.e.*, the Guaranteed Minimum Death Benefit (GMDB) rider). Also, please state, if true, that the GMDB rider must be elected at the time the Policy is purchased (and eliminate all other inconsistent or inapplicable disclosure, including the reservation to stop offering the rider to existing or new purchasers).

14. The Accumulation Phase (page 2)

   a. The fourth paragraph under "Indexed-Linked and Fixed Interest Investment Options" reserves the right to add and remove Allocation Accounts from the list of available investment options and to change the Allocation Accounts that are available for investment. Please confirm that Allocation Accounts will only be added or removed through an amendment to the prospectus and/or registration statement. Given the number of Index Accounts Options offered by this Policy, please also explain to the staff supplementally how reserving the right to offer only one Index Account Option, as provided in the last sentence of this paragraph, is appropriate and consistent with investor expectations when purchasing the Policy offered as a long-term retirement investment vehicle. We may have more comments once we review your response.

   b. The first bullet point under Crediting Periods states, "For an Index Account, gain or loss is generally applied to your Policy at the end of the Crediting Period. Gain or loss may also be applied before the end of the Crediting Period when *certain transactions* are performed under the Policy . . . ." Please specify these "certain" transactions.

    c. In the section entitled "Access to Your Money," please add a bullet point stating that a full Surrender and withdrawals may be subject to federal and state income taxes and a 10% penalty if made before age 59 1/2. This should also be added to the cover page. We also note disclosure stating that a Surrender or withdrawal prior to the end of a Crediting Period may significantly reduce the value of an Owner's investment and result in losses. Please briefly explain why there may be a significant reduction (*i.e.*, because of the Interim Value adjustment and the proportionate negative adjustment made to the Index Base for withdrawals).

    d. In the section entitled "Death Benefit," please delete the next to last sentence of the paragraph, which reads: "If your election of the GMDB rider would not subject your Policy to an additional fee, the GMDB rider will be automatically added to your Policy." This sentence is confusing with the following sentence, which states: "Currently, all GMDB rider elections and re-elections are subject to an additional fee." Otherwise, please reconcile the disclosure in these sentences. We also note disclosure on page 4 stating that the Optional Death Benefit Fee "may" be charged. That should also be reconciled.

15. <u>The Income Phase (page 3)</u>

    a. In the first two paragraphs of this section, you disclose two provisions that may vary depending on applicable state law. Please disclose these variations in the section that contains a description of material state variations.

    b. Please add the following disclosure at the end of this section, if true: (i) if you elect to annuitize on a date other than the end of a Crediting Period, the amount to be annuitized will be subject to the Interim Value adjustment; (ii) withdrawal charges will be applicable if you annuitize before the end of all applicable surrender charge periods (6 years for each premium payment); and (iii) because there may be numerous different Crediting Periods, you will likely be subject to the Interim Value adjustment for some or all of your Allocation Accounts whenever you elect to annuitize. There may be no date that you can select for annuitizing that will not result in an Interim Value adjustment.

16. <u>Fees and Charges (page 4)</u>

    a. <u>Charges for Early Withdrawals (Surrender Charges)</u>. Please state that the early withdrawal charge is applicable if a death benefit payment is made or annuitization occurs before the end of the applicable surrender charge period.

    b. <u>Ongoing Fees and Charges</u>. Please state, with examples, when charges are deducted, how charges are deducted (*e.g.*, proportionately or on a dollar for dollar basis) and the order in which charges are deducted from Policy Value. With respect to the Service Charge, please explain what pro-rata basis means (*e.g.*, pro-rated based on the number of days elapsed from the last Policy Anniversary).

    c. <u>Transaction Charges</u>. Please state the charges associated with the Credit Advantage Fee in this section. Please also specify all services that are subject to special services fees. In addition, please clarify throughout the prospectus that the special services fee will not exceed $50 *per service*.

17. <u>Types of Accounts (pages 4-7)</u>

    a. <u>Fixed Holding Account and Fixed Account Options</u>. Please specify the guaranteed minimum effective annual interest rate for the Fixed Holding Account and Fixed Account Options.

    b. <u>Index Account Options</u>. In order to provide context, please describe each of the different Index Account Options (*e.g.*, Growth Opportunity Types and Downside Protection Types) offered. Otherwise, it is hard to understand all the specific disclosure.

    c. <u>Index Account Option Value - Index Credit Rate / Index Credit</u>. According to the disclosure, "The Index Credit Rate represents the percentage gain or loss that we apply to your Index Account at the end of the Crediting Period (before any fees and charges)." Please disclose when these fees and charges are deducted.

    d. <u>Index Account Option Value - Index Base</u>.

        i. Please revise the first sentence to delete the reference to "principal" since rollovers may include prior credited earnings as well.

        ii. Please include a separate bullet point or sub-section for "Negative Adjustments" that includes the last two sentences of the first paragraph, the second full paragraph and the third full paragraph. This disclosure should also include an example demonstrating the effect of a negative adjustment (and interim value calculation) on the Index Credit.

        iii. The disclosure includes an example of how the Company calculates Index Account Option Value at the end of a Crediting Period assuming there were no deductions for fees or withdrawals before the end of the Crediting Period. Please revise the example to show such deductions since fees and charges are deducted during the Crediting Period.

    e. <u>Interim Values</u>. The disclosure notes that the Company's process for calculating Interim Values is explained in detail in Appendix B. However, while the actual formula can be included in the appendix, the disclosure should include a plain English definition of the calculation in this section (including examples).

18. <u>Types of Index Account Options (pages 7-8)</u>. The Summary should include a brief description of any rights the Company has to change or discontinue an Index. The summary

should also disclose how Index performance is recalculated when an Index is substituted before the end of a Crediting Period.

19. <u>Additional Information About Basic Index Account Options (pages 8-12)</u>

    a.   Rather than referring Owners to Appendix A, please revise the introduction and replace the chart shown with the list of applicable options from Appendix A. Otherwise, the rest of the discussion regarding the Basic Index Account Options is very hard to follow. In addition, since Owners cannot customize, please specify all Basic Index Account Options here. Please note that the buffer, floor and downside participation rate, guaranteed minimums, and terms other than the upside rates should be specified for each Option. Please make similar changes in other areas of the prospectus where other Index Options are discussed (*e.g.*, subsequent sections entitled "Additional Information About Basic Index Account Options" and "Additional Information About Enhanced Index Account Options").

    b.   <u>Growth Opportunity Types</u>.

        i.   With respect to the calculation of each Growth Opportunity type (*i.e.*, Caps, Cap+ Accelerator, Participation, Accelerated Tiered Participation, Value Trigger and Value Trigger+), please include a cross-reference to the examples.

        ii.   If true, please disclose that the Cap is measured over the life of the Crediting Period, which is sometimes more than one year. In cases where a Crediting Period is more than one year, please clarify that the cap for that Crediting Period would be less if measured on an annual basis. This comment applies to the Cap+Accelerator disclosure as well.

        iii.   Explain the difference between Cap Rate and Participation rate (*e.g.*, 100% participation means that you will participate to the full extent of the positive Index performance). Please also specify the minimum guaranteed participation rate.

        iv.   Please revise the definition of Accelerated Tiered Participation in plain English.

    c.   <u>Downside Protection Types</u>.

        i.   Please begin this section with an explanation of a buffer and a floor. For example, consider moving the third paragraphs of sections 1 and 2 to the beginning of each section.

        ii.   The disclosure states, "For a Basic Index Account Option with a Buffer as its Downside Protection Type, if the Index Change at the end of the Crediting Period is negative, the value of your investment will decrease *to the extent that the Buffer does not protect you from loss*." Please revise the end of this sentence in plain English (*e.g.*, if the Index Change is greater than the Buffer Rate). Please make corresponding changes in the section entitled "Downside Protection Types: Calculating Loss Using the Downside Protection Type" on page 53.

iii. Please clarify that buffers and floors are measured over the life of the Crediting Period, which may be more than one year. In cases where a Crediting Period can be more than one year, please clarify that the buffer or floor for that Crediting Period is the total buffer or floor for the life of the Crediting Period.

iv. Please rewrite the following sentence in plain English: "The Floor Rate represents the percentage of your investment that is protected from loss. For instance, assuming a Floor Rate of 80%, it is possible that you could lose up to 20% of your investment as a result of negative Index performance, which means the Index Credit Rate could be as low as -20%." For example, "The Floor Rate is the maximum amount of negative Index Change that may be charged to an Owner." Also, instead of using 80% as the Floor rate, please use -20%, as this is as a more customary presentation and more easily understood by investors. Please make this change throughout.

v. Please revise the sentences relating to the Floor Rate as 100% in plain English (*i.e.,* that no negative Index performance will be credited regardless of the amount of negative Index Change).

vi. If accurate, please revise the first two sentences of the last paragraph on page 11 as follows: "~~When the Floor Rate is less than 100%,~~ [T]he Floor Rate provides only limited downside protection. You assume the risk of loss for negative Index performance <u>down to</u> ~~that does not exceed the Floor based on~~ the Floor Rate."

20. <u>Additional Information About Enhanced Account Options (pages 12-15)</u>

a. With respect to Best Entry Initial Index Value reset feature, please specify the "periodic basis" (*i.e.*, daily, weekly, monthly or quarterly) that the Company will observe the Index Value.

b. Please provide a cross-reference to the example of how the Initial Index Value works.

c. With respect to how the Buffer Reset feature works, the disclosure states that on a periodic basis throughout the Crediting Period *(monthly, quarterly, semi-annually, annually, or biannually)*, the Company will observe the Index Value for the purpose of determining whether the Buffer Reference Level should be reset to a higher Index Value (the "Buffer Reset Period"). The next bullet suggests it is on each such date. Please clarify.

d. The first sentence of the last paragraph on page 14 states, "To calculate your Index Credit Rate at the end of the Crediting Period, *we use a mathematical formula described later in this prospectus.*" Please briefly describe the mathematical formula here in plain English.

e. The first bullet point on page 15 notes that you could lose money even if the Buffer Reference Level has reset during the Crediting Period. The disclosure further states, "If your Buffer Reference Level has reset, *you may be more likely to realize gain or less likely to realize loss at the end of the Crediting Period*, but there is no guarantee that you will realize any gain or that you will not realize loss." Please revise the sentence for clarity.

21. <u>Summary of Actions You May Take *at the End* of a Crediting Period (page 15)</u>

   a. Please add the following disclosure to the end of the second sentence of the bullet point discussing a withdrawal on the last day of a Crediting Period: "The withdrawal may be subject to surrender charges<u>, taxes and a 10% penalty</u>.

   b. Please add, "as discussed in the next paragraph below" to the end of the last sentence of this section.

22. <u>Summary of Actions You May Take *Before the End* of a Crediting Period (pages 15-16)</u>. With regard to the Interim Value adjustment, please disclose, if true, that the Interim Value may result in a loss to a policy owner even if the reference index at the time of withdrawal is higher than at the beginning of the Crediting Period. This should also be noted in the Summary.

Selecting Your Investment Options

23. We note that the Company provides an Owner notice of the upside rates for each Allocation Account 21 days prior to the end of the Crediting Term. Please explain why the initial upside rates for the Allocation Accounts are not provided to the Owner when the Policy is purchased and included on the Policy Specification Page of the Policy. If the initial upside rates are provided with the Policy, much of the disclosure here and throughout regarding the initial upside rates can be deleted and replaced with a sentence stating that these rates are found on the Policy Specification Page. Similarly, the bullet entitled "Prospective Purchasers Selecting Investment Options" appears unnecessary and should be deleted.

24. We note the bolded disclosure on page 16 regarding the risks associated with the Company's right to terminate Allocation Options. Please include this prominent disclosure on the cover and summary.

25. Please delete the following disclosure in the last paragraph of page 16 or explain why it is needed: "As described further below, depending on your circumstances, the current upside rates may be provided to you. Otherwise, you may need to request them." We note similar disclosure in the section entitled "Selecting Your Investment Options" on page 66 and in Appendix A.

26. Existing Policy Owners Making Additional Premium Payments (page 17)

   a. According to the disclosure, "If your additional premium payment is not accompanied by allocation instructions and your standing allocation instructions are not in good order, your premium payment (or a portion thereof) will be automatically allocated to a default Allocation Account." Please explain how standing orders cannot be in good order.

   b. Please also specify the default Allocation Account. We note that this sentence regarding default allocation is not consistent with later disclosure on page 20. Please reconcile.

27. Existing Policy Owners at the End of a Crediting Period (page 17). Please state what happens if reallocation instructions are not provided (*e.g.*, rolled-over for another Crediting Period in the expiring Allocation Account, if still offered, or into [specify default allocation option]).

Product Risk Factors

28. Please move the Product Risk Factors section immediately after the Summary. Currently, the section entitled "Selecting Your Investment Options" precedes the Product Risk Factors section. Regulation S-K (§503(c)) requires that the summary precede the discussion of risk factors which, in turn, must be before anything else (other than the summary) in the prospectus.

29. Risk of Loss (page 18). Please clarify that a policy owner may not only lose principal but may lose previously credited earrings, and that this loss may be significant."

30. Liquidity Risk (page 18). Please include "taxes" as one of the significant risks and negative consequences associated with a withdrawal or Surrender.

31. Withdrawal and Surrender Risk (pages 19-20)

   a. Please consider providing cross references to where these consequences are described more fully (*e.g.*, "Access to Your Money" on page 75).

   b. The third bullet point states, "Any withdrawal you take will reduce the Policy Value and the amount of the death benefit, including the guaranteed minimum death benefit (perhaps significantly) if the GMDB rider has been elected." Please explain why this is the case (*e.g.*, because of the proportionate negative adjustment made for withdrawals).

32. Downside Protection Type Risk (page 20)

   a. Please disclose that limits on downside loss are for the duration of the Crediting Period, and that amounts held for multiple Crediting Periods can result in larger losses than that indicated by the stated limit for a single Crediting Period.

     b. The disclosure states, "We set the rates for Downside Protection Types in our discretion, within the guaranteed limits to which we are subject as described in this prospectus. You bear the risk that the rates we set for any Downside Protection Type will not be any more or less favorable to you than the guaranteed limits to which we are subject." Based on our reading of the prospectus, the Company can only change downside protection for new allocation options subject to the guaranteed limits. Accordingly, please revise this disclosure to apply only to new Allocation Accounts.

33. <u>Growth Opportunity Type Risk (page 20)</u>. Please delete the clause "while those rates remain in effect," since it appears inconsistent with other disclosure stating that upside rates will not change during a Crediting Period

34. <u>Premium Payment Risk (page 23)</u>. The Company states, "We reserve the right to further limit or refuse additional premium payments and to prohibit Owners from making additional premium payments under the Policy in the future on a non-discriminatory basis. You bear the risk that you may not always be permitted to make additional premium payments." Please add, "If the Company exercises this right, Owners will lose the ability to increase Policy Value and the optional death benefit, if elected."

35. <u>Index Substitution Risk (page 24)</u>. When an Index is substituted before the end of a Crediting Period, please disclose how performance will be calculated (*i.e.*, the old Index's performance is used until the date of substitution and the performance of the new Index is used from the date of substitution until the end of the Crediting Period).

36. <u>Financial Strength and Claims-Paying Ability (page 24)</u>. Please add the following risks regarding the Separate Account: (i) amounts under the Policy are not held in a Separate Account registered under l940 Act; (ii) Owners do not share in the investment performance of assets allocated to the Separate Account; and (iii) the obligations under this Policy are independent of the investment performance of the Separate Account and are the obligations of the Company.

37. Significant market events have occurred as a result of the COVID-19 pandemic. Please consider whether the Company's disclosures, including market risk disclosures, should be revised based on how these events are affecting the markets of the indices or ETFs that the Company is using to calculate the Company's obligations under the Policy. Further, given that the Company's obligations under the Policy are subject to the financial strength and claims-paying ability of the Company, please consider whether this disclosure should be revised based on how these events could affect the Company's financial strength and claims-paying ability. If the Company believes that no additional disclosure is warranted, please explain supplementally why not.

Glossary

38. Please locate the Glossary after the Table of Contents or, in the case of terms that are predominately used only in one section in that section.

39. For terms such as Buffer, Cap, Floor etc., please provide a definition specific to how each feature works (rather than merely stating the fact that it is a Downside Protection Type or Growth Opportunity Type).

40. Consider including the term "Negative Adjustment" in the Glossary.

41. In the definition of Withdrawal, please list all transactions that are considered withdrawals.

Premium Payments

42. <u>Initial Premium Payment (pages 30-31)</u>.

    a. The disclosure states, "We will first begin our review only once we receive both your initial premium payment and your application (or an electronic order form)." Earlier language on page 17 provides 14 days after application to make an initial premium. Please reconcile.

    b. According to the disclosure, "The date on which we credit your initial premium payment to your Policy is generally the Policy Date." Please make clear that this is not the date that initial premium is allocated to an Allocation Option and that premium payments are held in in the Fixed Holding Account until the next upcoming 1st, 8th, 15th, or 22nd calendar day of any month.

43. <u>Allocation of Premium Payments (pages 31-32)</u>

    a. Please explain the reason for the inclusion of these provisions with respect to initial premiums allocations. These provisions seem inconsistent with earlier disclosure stating that all Allocation Options are disclosed at the time of application. Please also explain how the Company can remove an option that was available at application during the 14 days before the Policy is fully funded. Please delete this disclosure or explain the basis for inclusion.

    b. Please explain the need for the complicated "same" analysis described in this section, given that index allocation options should remain the same from one Crediting Period to the next unless removed by amendment.

Policy Value and Cash Value

44. <u>Policy Value (page 38)</u>. In determining Policy Value, please clarify whether Policy Value reflects the Interim Value if calculated on a day prior to the end of a Crediting Period.

The Indexes

45. Please also provide a reference to publicly available information for each ETF.

46. The staff generally expects that referenced indexes be broad based securities indexes. With respect to the S&P 500 Market Opportunity Allocator 1.0% Decrement Index and the Fidelity World Factor Leaders IndexSM 0.5% AR, please confirm supplementally that: (i) the Indexes and the methodology used to calculate the Indexes are publicly available; (ii) all components of each Index will be actively traded; (iii) each Index will be sponsored and administered by a third party not affiliated with the Company; and (iv) each Index can be replicated by unaffiliated third parties. In your response, please provide a link to a publicly available website describing each Index. We may have further comments after you provide this information.

47. Please note that the description of the iShares U.S. Technology ETF includes a reference to the iShares Russell 2000 ETF. Please revise for accuracy.

48. <u>Index Account Options (pages 39-40)</u>. The bolded disclosure notes that the Company calculates Interim Values differently than how it calculates gains or losses at the end of a Crediting Period. Please include a set of examples in this section of the prospectus showing the Interim Value calculation under positive and negative market scenarios and both early and late in the crediting period.

Valuing Your Investment in an Index Account Option

49. <u>Index Account Option Value (pages 45-46)</u>

   a. In the first bullet point, the disclosure states, "The Index Credit Rate represents the percentage gain or loss that we apply to your Index Account at the end of the Crediting Period (before any fees and charges)." Disclosure throughout the prospectus states that fees and charges are deducted during the Crediting Period. Please reconcile this disclosure.

   b. The example assumes there were no deductions for fees or withdrawals before the end of the Crediting Period. Please revise, or provide a separate example where the fees and charges and withdrawals are deducted during the Crediting Period.

Additional Information About Basic Index Account Options

50. <u>Downside Protection Types: Calculating Loss Using the Downside Protection Type (pages 53-57)</u>

   a. Please show the Buffer Rate as a negative rate throughout for clarity (*e.g.*, -10%).

   b. In the disclosure discussing the Floor Rate and the examples, please state the Floor Rate as a negative (*e.g.,* -20%) rather than using 80%. Please also state that, unlike a buffer, the Owner is charged with negative Index performance "up to the Floor Rate" (rather than "before any negative Index performance is absorbed by the Floor").

Additional Information About Enhanced Index Account Options

51. Best Entry (pages 57-61)

   a. Please revise the disclosure and the charts to show the Best Entry options and their relevant terms, including the applicable Reset Period, Observation Period, Observation Frequency, and Best Entry Reset Threshold, in the prospectus.

   b. The disclosure states that the Observation Period is a defined period of time during which the Initial Index Value may be reset, starting at the beginning of the Crediting Period. Depending on the Observation Frequency, a longer Observation Period *may or may not* provide more reset opportunities than a shorter Observation Period. Please revise this disclosure to clarify whether a longer Observation Period provides more reset opportunities.

   c. If true, please revise the last sentence of the second bullet describing how the Initial Index Value reset works as follows: "The reset Initial Index Value, if applicable, at the end of the Observation Period will be used to calculate the Index Change at the end of the Crediting Period."

   d. Please state, if true, that the Initial Index Value reset feature will never result in a Policy owner experiencing lower gains or increased losses than if the reset had not occurred.

   e. If true, please disclose here and in the Summary that the Initial Index Value reset feature changes the Initial Index Value only at the end of a Crediting Period and does not affect any Interim Values prior to the end of a Crediting Period.

52. Buffer Auto Reset (pages 61-66). The comments above with respect to the Best Entry Options apply to this Option to the extent applicable. In addition, on page 63, the disclosure states, "*As previously explained in the prospectus*, we use the following formula to calculate the Index Credit Rate at the end of a Crediting Period for a Buffer Auto Reset Enhanced Index Account Option." Please identify where this was previously explained by including a cross reference.

Selecting Your Investment Options

53. Available Investment Options (page 66). If true, please revise the second sentence of the first paragraph to state, " We also reserve the right to make different Allocation Accounts available for investment in connection with new premium payments (*i.e.*, initial or additional premium payments) versus renewals or rollovers at the end of a Crediting Period.

Guaranteed Limits on Rates

54. The disclosure states, "Rates for the Index Account Options, the Fixed Account Options, and the Fixed Holding Account *are generally* set in our discretion within the guaranteed limits *to*

which we are subject." Please state any exceptions to this practice. For clarity, please also replace "to which we are subject" with "set forth below."

55. With respect to the table of Basic Index Accounts, the tiers should not change for Allocation Accounts offered in this prospectus. Similarly, the Buffer Rate, Floor Rate and Downside Protection Participation Rate should only change for new Allocation Accounts. Please revise or explain your basis for these changes to Allocation Options offered in this prospectus. In addition, with respect to the table of Enhanced Index Accounts, rates should not change for Allocation Accounts offered in this prospectus.

Transfers and Reinvestments

56. The disclosure states, " *In general*, at the end of a Crediting Period for an Allocation Account, unless you wish to withdraw all of your Policy Value invested in that Allocation Account, that Policy Value will either be (i) reinvested in the same Allocation Account for another Crediting Period; (ii) transferred to the available Allocation Account(s) that you select; or (iii) automatically transferred to the Default Option, as discussed further below." Please delete "in general" and specify all options. Please also include annuitization as another option at the end of a Crediting Period.

57. Reinvestments (page 69-70)

    a. If true, please revise the first sentence as follows: "At the end of the Crediting Period for an Allocation Account, if the same Allocation Account is available for investment, you may reinvest your Policy Value in that Allocation Account for another Crediting Period based on the upside rates applicable to the new Crediting Period."

    b. According to disclosure in the second bullet point, Best Entry Enhanced Index Account Options will be considered the "same" even if the Cap Rates, Observation Periods, Observation Frequencies, and Best Entry Reset Thresholds differ. Please explain the basis for changing these terms for existing Allocation Accounts or delete. Only the upside rate should change from Crediting Period to Crediting Period for Allocation Options offered in this prospectus.

Automatic Transfer to the Default Option

58. Instead of using the defined term Default Option, please specify the default option.

Default Option

59. According to the disclosure, "Once a premium payment (or any portion thereof) or Policy Value has been allocated to the Default Option, your investment in the Default Option is *generally* subject to the same terms and conditions as any other investment in an Allocation Account under your Policy." Please specify the exceptions or delete "generally."

60. Please add "prior to the end of the Crediting Period" to the last sentence of this section.

Access to Your Money

61. Please add disclosure explaining why withdrawals taken will reduce the Policy Value and the amount of the death benefit, including the GMDB (perhaps significantly) if the GMDB rider has been elected.

62. Surrenders and Withdrawals (pages 71-72). Please indicate that withdrawals or a Surrender made prior to the end of a Crediting Period are also subject to the Interim Value adjustment and cross-reference related disclosure. Please also disclose the consequences of having different Crediting Period Maturity Dates (*e.g.,* the Interim Value adjustment will apply to some or all the Allocation Options).

63. Gross and Net Withdrawals (page 72). The Company calculates both gross and net withdrawals when a withdrawal is taken. Please disclose whether Policy owners can specify whether they want a gross or net withdrawal. Please also provide examples of gross and net withdrawals.

64. Surrender Charge Waivers (pages 71-73)

   a. Please disclose that withdrawals taken with a surrender charge waiver are still subject to the same risks as any other withdrawals, including the risks listed at the beginning of this section.

   b. Required Minimum Distributions. Please revise the last sentence of this section as follows: " Any amount requested in excess of the IRC required minimum distribution will have the appropriate surrender charges applied, unless the excess distribution qualifies as surrender charge free under any additional options provided (*e.g.,* the surrender charge-free amount)."

   c. Nursing Care and Terminal Condition Waiver and Unemployment Waiver.

      i. Please explain why a Policy owner is not required to provide notice of the waiver request for a waiver due to confinement in a hospital or nursing facility at the time of the request, similar to the procedure for the terminal illness waiver. Otherwise, the withdrawal will be processed with the withdrawal charge, which seems to nullify the point of the waiver.

      ii. The disclosure notes that the Nursing Care and Terminal Condition Waiver and Unemployment Waiver may vary for certain Policies and may not be available for all Policies, in all states, or at all times. Please include these variations and limitations in the State Variations section.

65. <u>Systematic Payout Option (page 73)</u>. The disclosure notes a Policy owner should fully understand the risks associated with a withdrawal and Surrender before electing the systematic payout option. Please include a cross reference to the applicable sections where these risks are disclosed.

66. <u>Involuntary Cashout (page 73)</u>. Please disclose that the involuntary cashout will not apply if a Policy owner has elected the optional GMDB rider or explain the basis for doing so.

Death Benefit

67. Please be specific about the payment under both the standard death benefit and the optional GMBD rider.

68. Under the Policy's standard death benefit, the death benefit will be no less than the Policy Value but may be "greater under certain circumstances." Please explain the "circumstances" in the disclosure.

69. The disclosure states that the GMBD rider <u>may</u> increase the amount payable compared to the standard death benefit. Please explain why the rider does not pay a benefit greater than the standard benefit and why this is appropriate for a rider subject to an additional fee.

70. According to the disclosure, if election of the GMDB rider would not subject the Policy to an additional fee, the GMDB rider will be automatically added to the Policy. As noted earlier, this is inconsistent with other disclosure in the prospectus indicating the GMDB rider is offered for a fee with this product. Please reconcile all disclosure.

71. The disclosure notes that death benefit provisions may differ from state to state. Please include these variations in the State Variations section.

72. <u>Death of Owner Before the Annuity Commencement Date (pages 75-76)</u>

    a. Please disclose the impact of Interim Value on the death benefit.

    b. Please specify the amount of the guaranteed minimum death benefit on the date of death or how it is determined here in in the section entitled "Death of Annuitant Who is Not an Owner Before the Annuity Commencement Date."

73. <u>Guaranteed Minimum Death Benefit (GMBD) rider (page 78-79)</u>

    a. Please delete the disclosure stating, "We may stop offering this rider at any time." This reservation is not relevant to purchasers buying the Policy because the rider must be elected at issue. The prospectus would need to be amended in order to eliminate the rider for new purchasers.

b. According to the disclosure, "The guaranteed minimum death benefit will equal 100% of the Policy Value as of the Policy Date, less any adjusted withdrawals as of the Annuitant's date of death." Please explain how the death benefit under the GMDB Rider is different from the death benefit under the standard Death Benefit, which, as stated on page 74, "will be no less than the Policy Value but may be greater under certain circumstances."

Annuity Payments (Income Phase)

74. The disclosure states, "The Policy allows annuitization at times that may not correspond to the end of a Crediting Period. If the Policy is annuitized before the end of a Crediting Period for an Index Account Option, the amount from that Index Account Option being annuitized will be calculated based on an Interim Value." Given that the Company states in the prospectus that there may be up to 150 Allocation Accounts with different Crediting Periods per Policy owner, and Owners can make additional premium payments on an ongoing basis, there will likely be no time when a withdrawal, Surrender, annuitization or death payment can occur without some or all of the Allocation Accounts being subject to the Interim Value adjustment, which could greatly reduce the amount an Owner receives. Please disclose this risk prominently on the cover, summary and risk factors section.

Tax Information

75. The disclosure notes that the Company may permit advisory fees to be paid from the Policy directly. Please confirm to the staff that the deduction of advisory fees from Policy Value is permitted under this Policy in light of disclosure elsewhere that commissions are paid with respect to the Policy. We may have additional comments depending on your response.

Part II – Information Not Required In Prospectus

76. Please submit a new Power of Attorney with the next filing of the registration statement. We note that a Power of Attorney must reference a specific filing. *See* Rule 483 under the Securities Act of l933, as amended ("Securities Act").

Signatures

77. Pursuant to the signature requirements of Section 6(a) of the Securities Act, please specify who is signing the registration statement in the capacity of the principal executive officer.

* * * *

Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statement.

We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact me at (202) 551-6765 or cowanm@sec.gov if you have any questions.

Sincerely,
/s/ Mark Cowan
Senior Counsel

cc: Andrea Ottomanelli Magovern, Assistant Director
     Sally Samuel, Branch Chief